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08026463

AP
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-07 AND ENDING 31-Dec-07

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Management Partners, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 North Fourth Street, Suite 141
(No. and Street)

Fairfield	IA	52556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Ecob **(641) 472-6800**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	Monmouth Beach	NJ	07750
(Address)	(City)	(State)	(Zip code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

PROCESSED
MAR 19 2008
E
THOMSON
FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB clontrol number.

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I, Peter Ecob, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Partners, Inc., as of December 31, 2007, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter B. Ecob
Signature

CFO
Title

Carolyn J Simmons
Notary Public

CAROLYN J. SIMMONS
COMMISSION NO. 148121
MY COMMISSION EXPIRES
January 28, 2009

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including apprpriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders,
Capital management Partners, Inc.

We have audited the accompanying statement of financial condition of Capital Management Partners, Inc. as of December 31, 2007 and the related statements of operations and changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management Partners, Inc. as of December 31, 2007 and the related statements of operations and changes in shareholders' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Donahue Associates, LLC
Monmouth Beach, New Jersey
February 22, 2008

Capital Management Partners, Inc.
Balance Sheet
As of December 31, 2007

ASSETS

Current assets:	
Cash & cash equivalents	$323,500
Commissions receivable	156,112
Other receivables	5,633
Prepaid expenses	13,382
Total Current Assets	$498,627
Fixed assets- net	1,953
Other assets	1,037
Total Assets	$501,617

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:	
Sales commissions payable	$70,511
Accounts payable & accrued expenses	29,836
Total Current Liabilities	$100,347
Shareholders' Equity:	
Common stock, no par value, 3,000 shares authorized, 2,105 issued and outstanding	$301,817
Retained earnings	99,453
Total Shareholder's Equity	401,270
Total Liabilities & Shareholder's Equity	$501,617

Please see the notes to the financial statements.

Capital Management Partners, Inc.
Statement of Operations
From January 1, 2007 to December 31, 2007

Commission revenues	$916,801
Commission expenses	(408,217)
Gross margin on commission revenues	$508,584
General and administrative expenses:	
Salaries & benefits	$191,015
General administration	206,268
Total general and administrative expenses	397,283
Income from operations	$111,301
Other income:	
FINRA fees rebate	35,000
Gain on sale of fixed asset	113
Interest income	11,048
Net income before income tax provision	$157,462
Provision for income taxes	0
Net income	$157,462

Please see the notes to the financial statements.

Capital Management Partners, Inc.
Statement of Cash Flows
From January 1, 2007 to December 31, 2007

Operating activities:	
Net income	$157,462
Adjustments to reconcile net income items not requiring the use of cash:	
Depreciation expense	518
Gain on sale of fixed asset	(113)
Changes in other operating assets and liabilities:	
Commissions receivable	14,205
Prepaid expense	(13,382)
Other receivables	4,355
Other assets	16,127
Sales commissions payable	(38,765)
Accounts payable & accrued expenses	24,266
Net cash provided by operations	$164,673
Financing activities:	
Dividends	($110,000)
Net cash used by financing activities	(110,000)
Net decrease in cash during the fiscal year	$54,673
Cash at December 31, 2006	268,827
Cash at December 31, 2007	$323,500
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Capital Management Partners, Inc.
Statement of Changes in Shareholder Equity
From January 1, 2007 to December 31, 2007

	Common Shares	Stated Amount	Retained Earnings	Total
Balance at December 31, 2006	2,105	$301,817	$51,991	$353,808
Dividends			(110,000)	(110,000)
Net income for the fiscal year			157,462	157,462
Balance at December 31, 2007	2,105	$301,817	$99,453	$401,270

Please see the notes to the financial statements.

Capital Management Partners, Inc.
Notes to the Financial Statements
From January 1, 2007 to December 31, 2007

1. Organization

Capital Management Partners, Inc. (the Company) is a privately held Delaware State corporation formed in December 1987 for the purpose of conducting business as an introducing broker (IB) in futures and options. As an IB, the firm is registered with the National Futures Association (NFA) and the Commodity Futures Trading Commission CFTC) to solicit accounts for trading in registered futures and options. In addition, the Company is a securities broker-dealer (BD) registered with the Securities and Exchange Commission.

The company primarily markets commodity funds and investment partnerships to the investing public and receives a commission based upon the management fees collected by these commodity funds and investment partnerships.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonable assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with an original maturity of three months or less.

Fixed Assets- Fixed assets are stated at cost. Depreciation of fixed assets is provided using the straight-line method over the estimated useful life of the asset. The following is a summary of the estimated useful lives used in computing depreciation expense:

Office equipment	5 years

Expenditures for minor maintenance and repairs are charged to expense as incurred.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.
Income taxes- The Company has elected to be taxed as an S Corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in these financial statements.

Recent Accounting Pronouncements-

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "*Accounting to Uncertainty in Income Taxes* and *An Interpretation of FASB Statement No.109.*" FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for the Company's first quarter ending January 31, 2008. The adoption of FIN 48 will not have a material impact on the financial statements of the Company.

In September 2006, the FASB issued SFAS No.157, "*Fair Value Measurements*", which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged provided that the reporting entity has not yet issued financial statements for that fiscal year including financial statements for an interim period within that fiscal year. The adoption of SFAS No. 157 will not have a material impact on the financial statements of the Company.

In February 2007, the FASB issued SFAS No.159, "*The Fair Value Option for Financial Assets and Financial Liabilities*"&. The statement permits entities to choose to measure certain financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No.159 is effective as of the beginning of an entity's fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159 will not have a material impact on the financial statements of the Company.

In November 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 109, "*Written Loan Commitments Recorded at Fair Value Through Earnings*." SAB No.109 states that the expected net future cash flows related to the associated servicing of a loan should be included in the measurements of all written loan commitments that are accounted for at fair value through earnings. The provisions of SAB No.109 are applicable to written loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The adoption of SAB No. 159 will not have a material impact on the financial statements of the Company.

3. Fair Value of Financial Instruments

Cash and cash equivalents, commission receivable, other receivables, prepaid expense, other assets, commission payable, and accounts payable in the statement of financial condition are estimated to approximate fair market value at December 31, 2007.

4. Concentration of Credit Risk

At December 31, 2007, the Company had $117,142 deposited with banks in excess of insured amounts.

5. Commitments and Contingencies

The Company is committed to a non-cancelable lease for office space in Fairfield, Iowa. The minimum payments due under the lease are as follows.

2008	$7,259
Net minimum lease payments	$7,259

Rent expense for the period was $13,233.

6. Fixed Assets- Net

The following table is a summary fixed assets as of December 31, 2007.

Office equipment	$22,985
Computer equipment	23,076
Accumulated depreciation	(44,109)
Fixed assets- net	$1,953

7. Net Capital Requirement

As an IB, the Company is subject to the CFTC's Net Capital Rule 1.17 which requires the Company to maintain minimum net capital, as defined by the rule, of the greater of $45,000 or an amount based upon the number of associated persons (brokers) registered with the Company. As of December 31, 2007, the Company was in excess of the minimum net capital requirement by $245,580.

In addition, as a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $45,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholders' equity	$401,270
DEBITS:	
Non-allowable assets:	
Non-allowable commissions receivable	$85,612
Other receivables	5,633
Prepaid expenses	13,382
Fixed assets-net	1,953
Other assets	1,037
Total debits	107,617
NET CAPITAL	$293,653
Haircut on securities and money market funds	3,073
ADJUSTED NET CAPITAL	$290,580
Minimum requirements of 6-2/3% of aggregate indebtedness or $45,000, whichever is greater.	45,000
EXCESS NET CAPITAL	$245,580
AGGREGATE INDEBTEDNESS:	
Sales commissions payable	$70,511
Accounts payable & accrued expenses	29,836
Total	$100,347
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.34 TO 1

Note: There are no material differences between the above computation and the corresponding computation submitted previously by the Company on Form X-17A-5

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholders
Capital Management Partners, Inc.

In planning and performing our audit of the financial statements of Capital Management Partners, Inc. from January 1, 2007 to December 31, 2007, we considered its internal control structure, including procedures for safeguarding firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2007 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2007, and no facts came to our attention to indicate such conditions had not been complied with during the year.

Donohue Associates, LLC
Monmouth Beach, N.J.
February 22, 2008

END